Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 1 DATED MAY 9, 2016
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on May 3, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 216,099 rentable square feet in Portland, Oregon.
Probable Real Estate Investment
On May 6, 2016, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a 14-story Class A office building containing 216,099 rentable square feet located on approximately 0.46 acres of land in Portland, Oregon (the “Commonwealth Building”). The seller is not affiliated with us or our advisor. The contractual purchase price of the Commonwealth Building is approximately $69.0 million plus closing costs. We intend to fund the purchase of the Commonwealth Building with proceeds from the primary portion of our now terminated private offering and proceeds from a mortgage loan from an unaffiliated lender. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of May 9, 2016, we had made a deposit of $2.0 million and, in some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million of earnest money.
The Commonwealth Building was built in 1948 and renovated from 2013 to 2015. As of May 1, 2016, the Commonwealth Building was approximately 94% leased to 25 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Commonwealth Building is approximately $4.8 million. The current weighted-average remaining lease term for the tenants is approximately 3.8 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $25.52 per square foot.
Currently, Quantum Spatial, Inc., a tenant that provides spatial analytics intelligence and enablement solutions, occupies 24,350 rentable square feet or approximately 11% of the total property rentable square feet at the Commonwealth Building. Its lease expires on March 31, 2023, with a five-year extension option. The current annualized base rent for this tenant is approximately $0.6 million and the current remaining lease term is approximately 6.9 years. The current average rental rate over the remaining lease term is $30.66 per square foot. This tenant represents approximately 13% of the aggregate annual effective base rent of the Commonwealth Building. No other tenant occupies more than 10% of all rentable square feet at the Commonwealth Building.
The average occupancy rate for the Commonwealth Building for the last five years was as follows:

Year	Average Occupancy Rate
2011	(1)
2012	(1)
2013	93%
2014	96%
2015	96%
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(1) Information for 2011 and 2012 are not available because the seller did not own the property during these periods.

The average effective annual rental rate per square foot for each of the last five years for the Commonwealth Building was:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2011	(2)
2012	(2)
2013	$18.21
2014	$20.52
2015	$16.59	(3)
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2011 and 2012 are not available because the seller did not own the property during these periods.
(3) The average effective annual rental rate per square foot decreased in 2015 as a result of several leases that were in a rental abatement period.  As of December 31, 2015, there were six tenants occupying approximately 76,000 rentable square feet, or approximately 35% of the occupied square feet, that were in a rental abatement period of their leases.
The table below sets forth a schedule of expiring leases for the Commonwealth Building by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of May 1, 2016.

	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2016	3	590,998	12%	23,910	12%
2017	4	570,035	12%	25,107	12%
2018	5	421,164	9%	17,786	9%
2019	3	405,137	9%	19,738	10%
2020	3	930,787	19%	35,738	17%
2021	4	873,290	18%	42,929	21%
2022	—	—	—%	—	—%
2023	3	1,005,821	21%	37,983	19%
2024	—	—	—%	—	—%
2025	—	—	—%	—	—%
Thereafter	—	—	—%	—	—%
We believe that the Commonwealth Building is suitable for its intended purpose and will be adequately insured at acquisition. For federal income tax purposes, the cost of the Commonwealth Building, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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